EXHIBIT 99.1

GOLD STANDARD PHASE 2 DRILLING EXTENDS SHALLOW OXIDE GOLD RESOURCE POTENTIAL AT NORTH END OF PINION DEPOSIT, CARLIN TREND, NEVADA

Holes include oxidized intercepts of 19.8m of 0.44g Au/t; 21.3m of 0.38g Au/t and 4.6m of 2.79g Au/t

January 22, 2015 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) today announced assay results of eight reverse-circulation (RC) holes from the northern portion of the Pinion Phase 2 drilling program at its 100%-owned Railroad-Pinion Project on Nevada’s Carlin Trend.  All eight holes returned intercepts with gold values above the 0.14 grams per tonne (g Au/t) cut-off grade established by APEX Geoscience Ltd. of Edmonton, Canada in its NI 43-101 resource estimate announced on September 10, 2014 (see news release), with intercepts up to 19.8 meters of 0.44 g Au/t in hole PIN14-24.

Phase 2 drilling was designed to extend areas of known shallow oxide gold mineralization along strike and at depth, and to test new targets identified by the Phase 1 program.  Phase 2 (now completed) included 10,893m of RC drilling in 44 holes (click the following link for a Pinion Phase 2 drill hole map and cross section:  http://goldstandardv.com/pinion-phase-3a/).  Assays are pending for 11 more holes including PIN14-43 and -44, PIN14-48 and -49, and PIN14-51 through -57.

Key Observations:

•
Inclined RC drilling targeted two separate breccia hosts, a relatively stratiform dissolution collapse breccia at the top of the Devil’s Gate limestone and a fault breccia along the Bullion Fault Corridor.  These breccia targets were tested down-dip from continuous rock chip channel samples of 130.8m of 0.35 g Au/t; 14.0m of 0.38 g Au/t; 9.5m of 0.331 g Au/t; 6.1m of 0.16 g Au/t; 6.1 m of 0.21 g Au/t; 3.1m of 0.35 g Au/t; 2.4m of 0.56 g Au/t (see October 15, 2014 news release).  Prior to the GSV drilling, this target area was characterized by historic holes spaced 30 to 150m apart.  The host breccias were intersected in all eight holes along a 430m north-south strike length, demonstrating that surface sampling can be successfully pursued by drilling.  Mineralization remains open to the north along strike, down-dip to the east, and to the west.

•
PIN14-24 returned five at- or near-surface, oxidized gold zones including 19.8m of 0.44 g Au/t and 12.2m of 0.34 g Au/t.  Oxidized mineralization is hosted within quartz veined and brecciated Chainman Formation sandstone and mudstone, and fills a gap in the 3D block model.  Intercepts in this hole extended the north margin on the north Pinion gold zone.

•
PIN14-32 intersected 21.3m of 0.38 g Au/t at the fault contact between Webb Formation mudstone and Nevada Formation dolomite.  Oxidized mineralization is associated with quartz veins, silicification, hematite and fault breccia.

•
PIN14-35 intersected four zones of gold mineralization including a higher-grade gold zone of 4.6m of 2.79 g Au/t within oxidized and silicified fault breccia.  This gold zone is immediately below a clay-altered quartz-feldspar porphyry dike, within the Bullion Fault Corridor.

•
Continuous rock chip channel samples, collected along newly constructed drill access roads between PIN14-29 and -45, returned a composite interval of 15.2m of 0.34 g Au/t in oxidized, decalcified and silicified breccia.  Sample intervals were 3.1m with individual sample values ranging from 0.20 to 0.50 g Au/t.  The interval is open on both ends as the channel samples were limited to exposed breccia. This new area represents a further target for resource expansion in the next phase of drilling.

Drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
PIN14-24	RC	-60	254	214.9	0 - 19.8	19.8	0.44
					30.5 – 51.8	21.3	0.20
					59.5 – 71.7	12.2	0.34
					79.3 – 97.6	18.3	0.17
					125.0 – 132.6	7.6	0.22
PIN14-29	RC	-60	254	158.5	65.5 – 85.3	19.8	0.21
					88.4 – 93.0	4.6	0.19
PIN14-32	RC	-45	285	158.5	67.1 – 88.4	21.3	0.38
					115.8 – 118.9	3.1	0.30
PIN14-35	RC	-75	285	245.4	86.9 – 91.5	4.6	2.79
					96.0 – 97.5	1.5	0.16
					105.2 – 114.3	9.1	0.15
					117.4 – 118.9	1.5	0.19
PIN14-39	RC	-45	315	192.1	108.2 – 109.7	1.5	0.16
					123.5 – 125.0	1.5	0.15
					137.2 – 157.0	19.8	0.26
PIN14-41	RC	-45	318	141.8	15.2 – 25.9	10.7	0.24
					30.5 – 61.0	30.5	0.25
					65.5 – 70.1	4.6	0.18
					96.0 – 105.1	9.1	0.27
PIN14-45	RC	-45	295	225.6	21.3 – 25.9	4.6	0.24
					33.5 – 41.1	7.6	0.36
					44.2 – 48.8	4.6	0.31
					53.3 – 56.4	3.1	0.17
					65.5 – 88.4	22.9	0.24
PIN14-46	RC	-80	280	205.8	48.7 – 51.8	3.1	0.16
					65.5 – 71.6	6.1	0.16
					76.2 – 82.3	6.1	0.16
					85.4 – 105.2	19.8	0.15

** Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff.  Weighted averaging has been used to calculate all reported intervals.  True widths are estimated at 70-95% of drilled thicknesses.

Mac Jackson, Gold Standard’s Vice President of Exploration stated, “These results once again demonstrate the unusual continuity of gold-bearing mineralization in the Pinion area. Our work at North Pinion has progressed well from defining breccia-hosted, oxide gold zones at the surface in rock chip channel samples to successfully intersecting the down-dip extension of these gold zones in Phase 2 drilling.  Clearly, this work has filled some gaps and extended the breccia-hosted gold 430m to the north at Pinion.  We also collected gravity and CSAMT data across the Bullion Fault Corridor moving north from Pinion which has established  an exciting new structural target we plan to explore in 2015.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

 All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the drill to the sample preparation facility was continuously monitored. A blank or certified reference material was inserted approximately every tenth sample. The samples are delivered to ALS Minerals preparation facility in Elko, NV. The samples are crushed and pulverized and sample pulps are shipped to ALS Minerals certified laboratory in Vancouver.  Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.    All other elements are determined by ICP analysis. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

 The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The recent Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package in the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced September 10, 2014). The Company plans to release an updated resource estimate in the first quarter of this year which will include the results from Phase 2 drilling.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed financing are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a "reserve" unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Accordingly, information in this press release containing descriptions of the Company's mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com